EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated June 14, 2017, relating to (1) the 2017 and 2016 financial statements and the retrospective adjustments to the 2015 financial statement disclosures of Electro Scientific Industries, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to our audit of the retrospective adjustments to the 2015 financial statement disclosures for the effect of a change in reportable segments), and (2) the effectiveness of Electro Scientific Industries, Inc.’s internal control over financial reporting as of April 1, 2017, appearing in the Annual Report on Form 10-K/A of Electro Scientific Industries, Inc. for the year ended April 1, 2017.

/s/ Deloitte & Touche LLP
Portland, Oregon
August 18, 2017